James F. Fulton, Jr.

T: (650) 843-5103
fultonjf@cooley.com
February 16, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 4-6
Washington, D.C. 20549
Attention: Mark P. Shuman
Re:	Veraz Networks, Inc. Registration Statement on Form S-1 (File No. 333-138121)
Dear Mr. Shuman:
On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are sending this correspondence in response to your letter dated February 8, 2007, setting forth the Staff’s comments regarding the Company’s registration statement.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.
Prospectus Summary
Industry Background
1.	In response to comment 1 of our letter dated January 9, 2007, you inform us that the underwriters have obtained the consent of IDC and Gartner to use the disclosed information in the company’s registration statement. Additionally, you advise us that the reports are available at a cost of approximately $4,500 per report. Since the reports are available to the public at costs that exceed a nominal charge, you should file the consents of IDC and Gartner as exhibits to the registration statement, or you may delete the references to IDC and Gartner and adopt the information as the company’s own.

The Company will file the consents of IDC and Gartner as exhibits with its Amendment No. 3 to its Registration Statement on Form S-1 which we expect to file with the Commission in the next ten days.
2.	Refer to comment 3 of our letter dated January 9, 2007, which we reissue in part. Please disclose the range of anticipated costs involved in the remediation of the material weaknesses.
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Securities and Exchange Commission
February 16, 2007
Page Two
We have noted your comment and are working on a response that will be included in our next amendment expected to be filed within the next ten days.
Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Stock Based Compensation, page 41
3.	We note in your response to comment 3 of our letter dated January 9. 2007 that you granted additional options on December 11, 2006 and January 17, 2007 with exercise prices of $3.09 and $5.75, respectively. Tell us the factors that support the increase in the fair value of your common stock (approximately 88%) from December 11, 2006 to January 17, 2007. In this regard, you should describe significant intervening events and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock during this time frame. Additionally, tell us why the fair value of your common stock had not changed from August 2006 through December 11, 2006. Please note that the disclosure in your next amendment should be revised to include such information.

The Company supplementally advises the Staff that it has provided details of its determination of the fair market value of its common stock for the period ending September 30, 2006 in a letter dated January, 26, 2007. Based primarily on the impact of the receipt of the preliminary price estimate from the Underwriters on the fair value of the Company’s common stock, the Company reassessed the estimated fair value of its common stock for the fourth quarter of 2006 for financial reporting purposes. Outlined below is the Company’s position on why the fair value of its common stock on the following dates is reasonable:
August 15, 2006 = $3.09
October 11, 2006 = $4.25
December 11, 2006 = $5.25
January 17, 2007 = $5.75.
The significance of the above dates is that they coincide with options granted to employees in that period.

Background:
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Securities and Exchange Commission
February 16, 2007
Page Three
The Company obtained an independent valuation from Valuation Research Corporation (“VRC”), an independent valuation specialist, dated August 15, 2006 (“August 2006 Valuation”), indicating a value per share of the Company’s common stock (“Common Stock”) of $3.09. For the option grants subsequent to August 15, 2006, the Company chose not to obtain contemporaneous valuations from an independent valuation specialist because the Company did not believe such an independent valuation was necessary to determine the fair value of the Company’s common stock under either the option granting rules or Internal Revenue Code Section 409A.

In January 2007, as mentioned in our January 26, 2007 letter to the Staff, the Company requested from its underwriters, in response to requests from the Staff, a preliminary estimate of the price range per share of the Common Stock. As disclosed in our letter dated January 26, 2007, on January 17, 2007, the Company received a preliminary price estimate from its underwriters of the price at which we might expect to sell our Common Stock in connection with the proposed initial public offering (“January 2007 Estimate”). The January 2007 Estimate was provided to the Company for the limited purpose of responding to the Staff’s inquiries. Although the January 2007 Estimate is a good faith estimate provided by the Underwriters, it should not raise the presumption that the final price will be within such range.

Following receipt of the January 2007 Estimate, the Company reconsidered the valuations applied to the Common Stock during the period October 1, 2006 through December 31, 2006 and reached the conclusions outlined below for financial reporting purposes.
Securities Transactions during the period October 1, 2006 through December 31, 2006

During the period from October 1, 2006 through December 31, 2006, the Company granted options to purchase shares of the Common Stock, issued a warrant to purchase shares of Series C convertible preferred stock (“Series C Shares”) and issued Series D convertible preferred stock (“Series D Shares”), in a private placement to eligible existing investors. Each of these events, while previously disclosed or described to the Staff or otherwise included within the Company’s financial statements is described again below to aid the Staff in reviewing the Company’s stock-based compensation practices.

Options Granted. On October 11, 2006 and on December 11, 2006 the Company granted options to purchase 855,300 and 53,000 shares of Common Stock, respectively, at an exercise price of $3.09. The exercise price of $3.09 per share was determined by the Board to be the fair value of the Common Stock on the date of grant based on the August 2006 Valuation.
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Securities and Exchange Commission
February 16, 2007
Page Four
Warrant. On December 7, 2006, the Company secured a loan with a financial institution in the amount of $5.0 million. In connection with the loan, the Company sold a warrant to purchase 100,000 Series C Shares at an exercise price of $0.858 per share to the lender for total cash proceeds of $223,000 (“Leader Warrant”). The Leader Warrant vested immediately and was exercisable through December 31, 2006. On December 8, 2006, the Leader Warrant was exercised in full for total cash proceeds of approximately $86,000. At the date of issuance, the Company estimated the fair value of the Leader Warrant to be $223,000 by using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.9%; expected volatility of 42%; dividend yield of 0%; the contractual term of approximately one month; and an estimated fair value per share of $3.09. On the date of issuance, the Board used the fair value of the common stock, of $3.09 per share, based on the August 2006 Valuation, when computing the estimated fair value of the Leader Warrant. The fair value of the Series C Shares assumed a one-to-one conversion into Common Stock

Series D Convertible Preferred Stock. On December 19, 2006, the Company raised $6.5 million in cash proceeds from the issuance of 1,993,195 shares of Series D Shares at $3.27 per share to eligible existing shareholders. The price of $3.27 per share was based on the August 2006 Valuation of $3.09 with an increase due to the rights, preferences and privileges of the Series D Shares over the Common Stock, including in particular the ability to convert the Series D Shares into Common Stock at fixed conversion rates discounted from the initial public offering price, as described below. On January 11, 2007, the Company completed the second closing of its Series D financing whereby it raised an additional $3.4 million in cash proceeds from the issuance of 1,054,710 shares of Series D Shares at $3.27 per share to eligible existing shareholders. The Company has an option to raise an additional $5 million from the issuance and sale of shares of its Series D Shares (the “Call Securities”). This option will expire on the earlier to occur of (i) the closing of a firmly underwritten public offering of the Company’s common stock in which the pre-offering valuation of the Company is at least $90 million (a “Qualified IPO”), (ii) a change in control, or (iii) one year from the date of the first closing. Each Series D Share is convertible, at the option of the holder, into that number of shares of Common Stock determined by dividing the convertible preferred stock issue price by the conversion price in effect at the time. The initial conversion prices of the Series D Shares was $3.27, and is subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Certificate of Incorporation. The optional conversion rights do not apply to any shares of Series D Shares for so long as the Company maintains a Registration Statement on file with the Commission in connection with a Qualified IPO. Immediately prior to the closing of the earliest to occur of (i) the closing of a Qualified IPO, (ii) any acquisition, asset transfer, or other liquidation, dissolution, or winding up of the Company, or (iii) any sale by the Company after the filing date of equity securities in a bonafide financing event with total proceeds to the Company of at least $5 million (a “Qualified Financing”), with the exception for the sale and issuance of the Call Securities, then the conversion price of the Series D convertible preferred stock is adjusted, in the case of the above subsections, to a price that is equal to (i) the original issuance price of
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Securities and Exchange Commission
February 16, 2007
Page Five
$3.27 divided by the product of the initial public offering price of a share of common stock multiplied by 62.5%, or (ii) 62.5% of the amount payable whether in cash or otherwise in connection with any acquisition, asset transfer, or other liquidation event, or (iii) 62.5% of the per share price (per common stock equivalent) paid by investors in a Qualified Financing.
Rationale for Reassessed Estimated Fair Value

In reassessing the estimated fair value of the Common Stock, the Company gave consideration to the following events and transactions:

Valuations. The Company received a valuation of the Common Stock as of August 15, 2006 indicating a value of $3.09 per share and an estimate from the underwriters of ther determination of a potential IPO price range as of January 17, 2007. Based on these two indications of value, the Company determined that the reassessed estimated fair value of the Common Stock during the period from October 1, 2006 through December 31, 2006 should be within the range established by these two valuations.

Series D Shares. On December 19, 2006, the Company completed the first closing of the Series D Shares. Based on the automatic conversion features of the Series D shares, as more fully described above, the Company noted that upon the closing of a Qualified IPO, the conversion price of the Series D Shares is adjusted to a price that is equal to the original issuance price ($3.27) divided by the product of the IPO price of a share of Common Stock multiplied by 62.5%. Management concluded that if an IPO would have become effective at the time of the first closing a conversion of one Series D Share into one share of Common Stock would have equated to an estimated fair value of the Common Stock of approximately $5.25 (or $3.27 / 62.5%).

Filing of the Company’s Registration Statement on Form S-1. On October 20, 2006, the Company filed its Registration Statement on Form S-1 with the SEC, which coincided with the completion of the audit of the Company’s consolidated financial statements for the year ended December 31, 2005. The Company concluded that with its initial S-1 filing, it had taken significant steps toward the completion of an initial public offering of the Common Stock which also supports an increase in the estimated fair value of the Common Stock after such filing.

Public Company Comparables during the 4th Quarter of 2006. Upon receipt of the January 2007 Estimate, the Company reviewed the performance of three similarly situated public companies: Sonus, Riverbed, and Acme Packet. The per share increases in each of these public company comparables during the 4th quarter were approximately 30% for both Acme Packet and Sonus and approximately 65% for Riverbed. The Company concluded, based on this information, that an increase in the estimated fair value of the Common Stock from August to October 2006 of approximately 37%, and from November to December 2006, of approximately 24%, or by 70% during the period, was reasonable.
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Securities and Exchange Commission
February 16, 2007
Page Six
IP Revenue. The Company believes that its performance will primarily be measured based on its IP Revenue. In particular, the Company’s IP Revenue growth from approximately $11.5 million in the 3rd quarter of 2006 to approximately $15.4 million in the 4th quarter of 2006 (based on preliminary unuadited financials) showed the continued momentum of the Company’s growth. The Company concluded that growth was sufficient to justify an increase in the estimated fair value of the Common Stock in the 4th quarter of 2006.

Reassessed Estimated Fair Value of Common Stock during the Period October 1, 2006 through December 31, 2006

The Company, following receipt of the January 2007 Estimate, has tentatively reassessed its estimated fair value of the Common Stock during the period from October 1, 2006 through December 31, 2006 as follows:

Options Granted on December 11, 2006 and Warrant issued on December 7, 2006. With respect to the options granted by the Company on December 11, 2006 and the warrant issued on December 7, 2006, the Company concluded that, for financial reporting purposes, a reassessed estimated fair value of the underlying Common Stock of $5.25 per share on the date of grant was reasonable. That reassessment was based on the implied value of Common Stock based on the assumed conversion of the Series D Preferred Stock at the time of the first sale of the Series D Preferred as described above.

Options Granted on October 11, 2006. With respect to the options granted by the Company on October 11, 2006, the Company concluded that, for financial reporting purposes, a reassessed estimated fair value of the underlying Common Stock of $4.25 per share on the date of grant was reasonable based on (a) the proximity of the August valuation, (b) reviewing the appreciation in the valuation of comparable publicly reporting companies during the fourth quarter of 2006, (c) the continued strong growth of the Company’s IP business during the quarter ended 9/30/06, and (d) the implied fair value of our common stock based on the sale of our Series D Preferred in December 2006.

4.	Please note that we are unable to reach conclusions regarding your responses to comments 26, 27 and 29 of our letter dated November 16, 2006 and comments 3 and 4 of our letter dated January 9, 2007, until you file your next amendment with the revised disclosure and estimated initial public offering range. After our review of your amendment with the estimated initial public offering range, additional comments may be forthcoming.
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Securities and Exchange Commission
February 16, 2007
Page Seven
The Company understands that the Staff is unable to reach any conclusions based on its prior responses and respectfully submits to the Staff that it believes that the information contained in the letter dated January 26, 2007, and the responses in this letter, should assist you in your review of our determination of the value of our common stock for accounting purposes.

5.	Your disclosure on page 45 and elsewhere throughout the document indicate that you adopted SFAS 123(R) using the prospective transition method, Please confirm, if true, that you used The modified prospective method pursuant to paragraph 74 of SFAS 123(R) and revise your disclosure accordingly.

Prior to adoption of the fair value recognition provisions of SFAS No. 123 (Revised 2004) the Company used the minimum value method of measuring stock options for pro forma disclosure purposes under SFAS 123, as disclosed in Note 2 (t) Stock-Based Compensation to the Company’s consolidated financial statements on page F-17.

In accordance with paragraphs 72 and 83 of SFAS No. 123 (Revised 2004) the Company adopted the fair value recognition provisions using the prospective transition method.

The Company intends to revise the disclosure on page 45 of its registration statement to clarify the method used for measuring stock options for pro forma disclosure purposes prior to the adoption of SFAS 123R.
Customers, page 64
6.	Refer to comment 6 of our letter dated January 9, 2007. We continue to believe that material dependency upon a customer within the meaning of Item 101(b)(1)(vii) typically exists when sales representing 10 percent or more of the registrant’s consolidated revenues are made to such a customer. In this regard, we note that you have preliminarily determined that sales to Classica and Belgacom will approximate 12% and 12% respectively for the year ended December 31, 2006. If such estimates are correct, it would appear your agreements with these customers should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B). Please revise your registration statement accordingly.

We have noted the Staff’s comment and are working to respond with the filing of our next amendment to the registration statement expected to be filed in the next week.
Management
Board Composition, Page 71
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Securities and Exchange Commission
February 16, 2007
Page Eight
7.	You indicate that your board of directors does not meet the independence requirements of the Nasdaq Global Market, but that the current board members will continue to serve pursuant to the “phase-in exemption provided by such rules”, Please revise to clarify whether some of your directors meet the independence requirements you reference, and if so, please identify any such director. Also clarify whether the independence standards of the applicable listing standard apply to any of the board committees you describe. If so, please clarify whether some of the directors serving on these committees meet the applicable independence standards, and if so, identify the directors that do not meet this standard. See Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K and Section IV of SEC Release 33-8732A.

In the next amendment to the registration statement, we will update the disclosure to clearly state that as of the filing of such registration statement, that Messrs. Corey, Haque and Levensohn meet the independence standards of Nasdaq Rule 4200 and the independence requirements of the Nasdaq Global Market and that Messrs. Bitan, Nahumi and Sabella do not meet such independence criteria. We would like to supplementally advise the Staff that on February 1, 2007, ECI Telecom Ltd. (“ECI”) announced that Giora Bitan intends to step down as Executive Vice President and Chief Financial Officer of ECI in the near future in order to focus on other business interests in the next few months. When Mr. Bitan ceases to serve as an executive officer of ECI, he will meet the independence standards of the Nasdaq National Market. We anticipate that within a short time of the completion of this offering, the Company will have a total of six directors and that four of those members, Messrs. Bitan, Corey, Haque and Levensohn, will meet the independence requirements of the Nasdaq Global Market, and thus, the Company’s Board of Directors will consist of a majority of independent directors.

Pursuant to Nasdaq Rule 4350, the independence standards of the Nasdaq Global Market apply to the Company’s Board committees. Specifically, the Company’s Audit, Nominating and Compensation Committees must consist solely of independent directors, subject to certain phase-in exemptions provided Nasdaq Rule 4350. The Company’s Audit Committee, consisting of Messrs. Corey, Haque and Levensohn, meets the independence standards as all three of its members are deemed independent under the Nasdaq requirements. The Company’s Compensation Committee, consisting of Messrs. Bitan, Haque and Levensohn, meets the independence standards as two of three of its members are deemed independent under the Nasdaq requirements. As noted above, we expect all three members will be deemed independent upon the termination of Mr. Bitan’s service as an officer of ECI. The Company’s Nominating Committee, consisting of Messrs. Haque and Nahumi, does not currently meet the Nasdaq independence standards. Mr. Haque is deemed an independent director, meeting the requirements under the Nasdaq standards. However, Mr. Nahumi does not meet these standards. Since at the time of filing, there is at least one independent member on the Nominating Committee, Mr. Nahumi will continue to serve on the
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Securities and Exchange Commission
February 16, 2007
Page Nine
Nominating Committee pursuant to the phase-in exception of Nasdaq Rule 4350 until the Company finds a suitable replacement within the time limits as set forth in the phase-in exception.
8.	You indicate that you plan to rely upon the “phase-in exception” to NASDAQ’s independence rules. Provide a concise and understandable description of the exception and the effect that it will have on the company and its shareholders. Also, explain the basis of your conclusion that the exemption will be available. See Instruction 1 to Item 407(a) of Regulation S-K.

In accordance with Item 407(a) of Regulation S-K, the Company is adopting the definitions and the independence standards of the Nasdaq Global Market (and exceptions to such standards as provided in the rules), as it is applying for the listing of its securities on the Nasdaq Global Market. A company listing in connection with its initial public offering shall be permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to SEC Rule 10A-3(b)(1)(iv)(A). Accordingly, a company listing in connection with its initial public offering shall be permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

As discussed above in the response to comment 7, the Company’s Audit and Compensation Committees comply with the independence standards of the applicable Nasdaq rules. However, since neither the Company’s Board of Directors nor its Nominating Committee meet the independence standards as described above, it will phase in its compliance pursuant to the exception provided by Nasdaq Rule 4350. We anticipate that within 90 days of listing, Mr. Bitan will be considered independent, giving us a majority of independent directors on the Board, and that Mr. Nahumi will be replaced on the Nominating Committee by a member of the Board that meets the independence standards. There will be no additional effects, negative or otherwise, to the Company’s stockholders due to the composition of the Nominating Committee and the phase-in process.
Compensation Committee Interlocks and Insider Participation, page 73
9.	In describing the agreement with Persistent, you indicate that it was entered into “on an arms-length basis”. Please clarify whether Mr. Haque was a member of the board of directors when the agreement with Persistent was negotiated. If so, revise to eliminate the statement that the agreement “was entered into on an arms-length basis”. We will not object if Veraz expresses its view that the terms of that agreement are no less favorable to
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Securities and Exchange Commission
February 16, 2007
Page Ten
Veraz than the terms of an agreement it might have obtained from an unrelated party, provided that it is accompanied by an explanation of the basis upon which that conclusion is made. Additionally, although we note that the agreement with ECI was negotiated when there was no relationship between the parties, the statement that the “transactions are all on arms-length” basis appears inappropriate as it relates to performance under the agreement while the contracting entities were related parties and not solely to the terms of the agreements at the time of negotiation. Please revise accordingly.

The Company notes the Staff’s comment and intends to revise its disclosure in the filing of its next amendment to its registration statement.

10.	Revise this section so that the materially complete descriptions of the related party transactions relating to Messrs, Bitan and Haque are provided under the Compensation Committee Interlocks and Insider Participation heading. See paragraph (e)(4) of Item 407 of Regulation S-K.

The Company notes the Staff’s comment and intends to revise its disclosure in the filing of its next amendment to its registration statement.
Director Compensation, page 74
11.	Please expand footnote 4 to concisely explain the reference to the “prospective transition method” used for valuation of the options granted to Messrs. Haqu, Jones and Levensohn. In your response letter, please tell us whether the “early” exercise of Mr. Levenshon’s options to purchase 186,728 shares was effected pursuant to the terms of the option as originally granted. Also, tell us whether the right to repurchase 3,891 of those shares was provided to the filer under the provisions of the option plan or the option agreement as originally granted. If the repurchase rights were a new right obtained in connection with the “early” exercise, please describe the relevant events that led to receipt of this repurchase right.

The Company notes the Staff’s comment and intends to revise its disclosure in the filing of its next amendment to its registration statement.
Executive Compensation, page 74
The Company notes the comments numbered 12-17 above and is preparing responses and revised disclosure that will be submitted with the filing of our next amendment to our registration statement.
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Securities and Exchange Commission
February 16, 2007
Page Eleven
12.	You indicate that the compensation program is set at the median levels of comparable public companies. Identify the companies you consider “comparable” in this respect.
13.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses. Please tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). In this regard, please disclose how you measure the “financial performance” to which “a substantial portion of the total compensation opportunity” is tied. Finally, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Compensation Discussion and Analysis, page 74
14.	Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide the necessary information required by that Item. In particular, we note that Compensation Discussion and Analysis is limited to a discussion of the components that comprise executive compensation but appears to lack a significant amount of disclosure that is required by Item 402(b). For example, it is not clear how each compensation component and your decisions regarding these elements fit into the registrant’s overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). In addition, Item 402(b)(2) sets forth examples of the material information required to be disclosed under Compensation Discussion and Analysis but it is unclear from your discussion what consideration, if any, you have given to the illustrative examples guiding the disclosure concept contained in Item 402(b). Please advise us as to how these topics are addressed in Compensation Discussion and Analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.
15.	Pursuant to Item 402(b)(iv), please provide an explanation for the amount of salary and bonus in proportion to total compensation.
16.	It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A Release 33-8732A, which discusses the potential need to discuss the relationship between the timing of equity grants and the release of material non-public information to the public. In this regard, we note that it does not appear as though you have discussed whether or not you in fact have a program, plan, or practice to select option grant dates for executive officers in coordination with the release of material non-public information. In the
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Securities and Exchange Commission
February 16, 2007
Page Twelve
response letter tell us why you have not discussed a program, plan, or practice concerning the timing of the equity grants with release of non-public information.

17.	With respect to footnote 8 to the summary compensation table, tell us the basis upon which you conclude that sales commissions are not properly reportable in column (d) of the table. Also, in your response letter describe the “benefits required by Israeli law” and the “other customary Israeli benefits” that are referenced in footnotes 8 and 9 to the summary compensation table. Explain the basis for your belief that these benefits have been “identified and quantified” to the extent required by Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K. Explain why the compensation in each such category could not be reported in another column of the summary compensation table. To the extent reporting of these amounts in another column is not possible, expand the footnote to describe each sub-category, and indicate the dollar amount with respect to each appropriate sub-category of benefits.
Certain Relationships and Related Party Transactions, page 92
18.	Please disclose whether your policies and procedures for approving related party transactions are in writing and, if not, how such policies and procedures are evidenced. Please see Item 404(b)(iv) of Regulation S-K.

The Company respectfully advises the Staff that our audit committee charter contains policies regarding the approval of related party transactions.
Principal and Selling Stockholders, page 97
19.	We note your response to comment 10 of our letter dated January 9, 2007 that the board of directors of ECI Telecom Ltd. holds voting and dispositive power over the shares it is offering, Please identify the individuals who exercise the voting and/or dispositive powers with respect to these securities. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg, S-K section of 3/99 Supp. to Manual.

The Company will list the members of the Board of Directors of ECI Telecom Ltd. in the next amendment to its registration statement expected to be filed within a week.
Note 17, Subsequent Events (unaudited)
(d) Series D Preferred Stock Financing, page F-36
20.	We note you issued Series D convertible preferred stock (Series D stock) at $3.27 per share and that each share of Series D stock is convertible into common shares at a conversion rate of $3.27 divided by the product of the public offering price of a common
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Securities and Exchange Commission
February 16, 2007
Page Thirteen
share multiplied by 0.625. Tell us your intended accounting for the issuance of the Series D stock including whether there are any potential contingent beneficial conversion features. Please advise.

We will account for the proceeds from the issuance of the Series D Redeemable Preferred Shares as cash. The redeemable preferred shares will be recorded outside of permanent equity. Further, pursuant to Section 4(a) of our Amended and Restated Certificate of Incorporation, a copy of which is attached hereto and will be filed as exhibit to Amendment No. 3, the holders of the Series D Shares have no right to convert their shares into Common Stock “so long as [Veraz] maintains a registration statement on file with the Securities and Exchange Commission in connection with a Qualified IPO.” The Company currently has a registration statement on file with the Commission in connection with a Qualified IPO and therefore the holders of the Series D Shares have no conversion rights.

There is a potential contingent beneficial conversion feature which is contingent upon (i) an Initial Public Offering, (ii) any acquisition, asset transfer or other liquidation, dissolution or winding up of the Company or (iii) Qualified Financing. Should any of the aforementioned events occur, the instrument shall be measured at the commitment date. The contingent beneficial conversion feature will be recorded when the event occurs.

If the Series D Shares were to convert today, based on the assumed fair value of the common stock of $5.75 per share, the deemed dividend recorded would amount to approximately $2.16 per share.
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103 or to Tom Kennedy at (650) 843-5132.

Sincerely,
/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

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